FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 13, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL MAKES DRAWDOWN UNDER US$2 BILLION SYNDICATED LOAN

Moscow, Russia — December 13, 2007 - Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has obtained a US$2 billion syndicated loan for refinancing its Yakutian acquisitions.

Mechel OAO has finalized execution of the US$2 billion syndicated loan arrangement, which the company originally announced on November 6, 2007, with the loan funds having been credited to the company’s accounts on December 12, 2007.  The syndicated loan will refinance Mechel’s short term loans taken for the acquisition of the block of shares of Yakutugol OAO (75% of the statutory capital minus one share), Elgaugol OAO (68.86% of the statutory capital), and the real estate complex of a railway and a road between the Zeysk Railway Station (Far Eastern Railway) to the Elga coal deposits.

ABN AMRO, BNP Paribas, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking, and Commerzbank AG were the joint book running managers.

Syndication was launched on November 2, 2007 and is expected to be completed before the end of December 2007.  The banks were invited to participate in the transaction on a take and hold basis in the loan. The primary bank meeting took place in London on November 06, 2007 and was very well-attended.

Stanislav Ploschenko, Mechel’s Acting Chief Financial Officer, commented on the transaction: “We are pleased to have successfully closed the transaction. This is the first time Mechel has secured an international syndicated loan, which was managed under favorable terms despite the current complexities on the world financial markets. Gaining this credit significantly improves Mechel’s credit portfolio structure, increasing its long term component and lowering our cost of capital. Mechel’s efficient cooperation with the largest international financial institutions and utilization of such financial facilities is another successful step in the company’s development since its IPO on the New York Stock Exchange.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  December 13, 2007